December 2, 2005

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Westlake Chemical Corporation

RE:	Amendment No. 1 to Registration Statement on Form S-3 filed on November 23, 2005 (File No. 333-124581)

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter sent by facsimile on November 30, 2005 regarding our filing listed above. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

General

1.	We note your response to prior comment 2. Please let us know if your plans have changed and you have a present intent to make the first offering of securities promptly.

Response:

Our plans have not changed. We have no present intent to make the first offering of securities covered by the registration statement promptly following the registration statement being declared effective.

Registration Statement Cover Page

2.	We note your new disclosure at footnote 5 to the calculation of registration fee table. Please confirm that as securities are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

Response:

We have revised footnote 5 to clarify its application. As noted in footnote 4, the aggregate initial offering price of all securities to be issued by the registrant is limited to $750 million (and as contemplated under Rule 457(o), this amount is not allocated to particular classes of securities). In accordance with Rule 457(i), the registration fee was calculated with respect to convertible securities that may be offered under the registration statement on the basis of the proposed offering price of the convertible securities alone. Based on the foregoing, we confirm that we would count the securities listed on the table against the dollar amount of the securities remaining on the registration statement as they are offered and sold.

Prospectus Cover Page

3.	Please disclose that your affiliates are the selling stockholders.

Response:

We have revised the registration statement to disclose on the prospectus cover page that the selling stockholder is TTWF LP and that three of our directors have indirect ownership interests in that entity.

Private Sales, page 29

4.	Please revise to indicate the number of shares which qualify for sale pursuant to Rule 144.

Response:

We have revised the registration statement to clarify that all of the shares that may be sold by the selling stockholder under the registration statement qualify for sale pursuant to Rule 144.

Selling Stockholder, page 27

5.	Supplementally advise us whether TTWF LP is a broker-dealer or an affiliate of a broker-dealer.

Response:

We advise you that TTWF LP is neither a broker-dealer nor an affiliate of a broker-dealer.

6.	Please describe how TTWF LP acquired the securities.

Response:

The Chao family and related trusts and entities owned our various parent entities that existed from 1986 until the time of our initial public offering in August 2004. In connection with our initial public offering, these parent entities consummated a series of transactions designed to simplify our ownership structure. As a result of these transactions, TTWF LP became the single entity through which the Chao family and related trusts and entities owned our company immediately prior to our initial public offering.

7.	Please revise this section to indicate that the selling stockholders may be underwriters with respect to the shares that they are offering for resale.

Response:

We have revised the registration statement in response to this comment.

Registration Rights Agreement, page 27

8.	Please file the registration rights agreement as an exhibit to your revised registration statement.

Response:

We have revised the registration statement in response to this comment. We also note that the registration rights agreement was incorporated by reference as an exhibit to our Annual Report on Form 10-K.

Item 17, Undertakings

9.	Please revise to conform to the new version of the Item 512(a) undertaking.

Response:

We have revised the registration statement in response to this comment.

Exhibit 5.1

10.	Please have counsel revise to opine that the warrants will be binding obligations of the company, enforceable against the company in accordance with their terms.

Response:

The opinion has been revised in response to this comment.

11.	Please have counsel revise the first sentence of the last paragraph of the opinion to delete “matters of the contract law”. Counsel must opine on New York law, including New York contract law.

Response:

The opinion has been revised in response to this comment.

12.	Also, please confirm that by the General Corporation Law of the State of Delaware, you mean all Statutes, Supreme Court and Chancery Court Decisions and provisions of the Delaware Constitution that affect the interpretation of the General Corporation Law.

Response:

Our counsel confirms that, in connection with its opinion, by the General Corporation Law of the State of Delaware, it means all Statutes, Supreme Court and Chancery Court Decisions and provisions of the Delaware Constitution that affect the interpretation of the General Corporation Law.

Please call James H. Mayor of Baker Botts L.L.P. at (713) 229-1749 if you have any questions about the above responses or require any additional information. We appreciate your prompt attention to this matter.